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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Dirt Motor Sports, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

25459N102
(CUSIP Number)

September 19, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [    ]                      Rule 13d-1(b)
      [ x ]                      Rule 13d-1(c)
      [    ]                      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 25459N102

1.	Names of Reporting Persons Victory Park Capital Advisors, LLC I.R.S. Identification Nos. of Above Persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,381,560
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,381,560
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,381,560*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
11.	Percent of Class Represented by Amount in Row (9) 9.4%
12.	Type of Reporting Person (See Instructions) OO

*   Excludes 1,555,934 shares issuable upon exercise of warrants and convertible preferred stock which are subject to so-called “blocker” provisions prohibiting the holder from exercising the warrants and convertible preferred stock when the beneficial owner owns more than 4.99% of the issued and outstanding shares of the common stock of Dirt Motor Sports, Inc.

13G
CUSIP No. 25459N102

1.	Names of Reporting Persons Victory Park Master Fund, Ltd. I.R.S. Identification Nos. of Above Persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,381,560
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,381,560
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,381,560*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
11.	Percent of Class Represented by Amount in Row (9) 9.4%
12.	Type of Reporting Person (See Instructions) OO

*  Excludes 1,555,934 shares issuable upon exercise of warrants and convertible preferred stock which are subject to so-called “blocker” provisions prohibiting the holder from exercising the warrants and convertible preferred stock when the beneficial owner owns more than 4.99% of the issued and outstanding shares of the common stock of Dirt Motor Sports, Inc.

13G
CUSIP No. 25459N102

1.	Names of Reporting Persons Jacob Capital, L.L.C. I.R.S. Identification Nos. of Above Persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,381,560
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,381,560
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,381,560*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
11.	Percent of Class Represented by Amount in Row (9) 9.4%
12.	Type of Reporting Person (See Instructions) OO

*   Excludes 1,555,934 shares issuable upon exercise of warrants and convertible preferred stock which are subject to so-called “blocker” provisions prohibiting the holder from exercising the warrants and convertible preferred stock when the beneficial owner owns more than 4.99% of the issued and outstanding shares of the common stock of Dirt Motor Sports, Inc.

13G
CUSIP No. 25459N102

1.	Names of Reporting Persons Richard Levy I.R.S. Identification Nos. of Above Persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,381,560
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,381,560
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,381,560*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)☐
11.	Percent of Class Represented by Amount in Row (9) 9.4%
12.	Type of Reporting Person (See Instructions) IN

*   Excludes 1,555,934 shares issuable upon exercise of warrants and convertible preferred stock which are subject to so-called “blocker” provisions prohibiting the holder from exercising the warrants and convertible preferred stock when the beneficial owner owns more than 4.99% of the issued and outstanding shares of the common stock of Dirt Motor Sports, Inc.

Item 1(a)	Name of Issuer:

Dirt Motor Sports, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

7575 West Winds Blvd., Suite D
Concord, NC 28027

Item 2(a)	Name of Person Filing:

Victory Park Capital Advisors, LLC
Victory Park Master Fund, Ltd.
Jacob Capital, L.L.C.
Richard Levy

Victory Park Capital Advisors, LLC is the investment manager for Victory Park Master
Fund, Ltd. Jacob Capital, L.L.C. is the manager of Victory Park Capital Advisors, LLC.
Richard Levy is the sole member of Jacob Capital, L.L.C and sole manager of Victory
Park Capital Advisors, LLC.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The business address for each of the reporting persons, other than Victory Park Master
Fund, Ltd., is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606. The
business address for Victory Park Master Fund, Ltd. is c/o Walkers SPV Limited,
Walker House, 87 Mary Street, George Town, Grand Cayman, KY1 9002 Cayman Islands.

Item 2(c)	Citizenship:

Victory Park Capital Advisors, LLC is a Delaware limited liability company.
Victory Park Master Fund, Ltd. is a Cayman Islands exempted company.
Jacob Capital, L.L.C. is an Illinois limited liability company.
Richard Levy is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock, par value per share $.001 (the “Common Stock”)

Item 2(e)	CUSIP Number:

25459N102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of September 19, 2007:

(a)	Amount beneficially owned:

	Victory Park Capital Advisors, LLC	1,381,560 shares
	Victory Park Master Fund, Ltd.	1,381,560 shares
	Jacob Capital, L.L.C.	1,381,560 shares
	Richard Levy	1,381,560 shares

Each of the reporting persons may be deemed to be the beneficial owner of warrants and convertible preferred stock exercisable to acquire 1,555,934 shares of the Issuer’s common stock. Victory Park Master Fund, Ltd. is the record holder of the warrants and the convertible preferred stock.  The warrants and the convertible preferred stock each contain a contractual provision blocking exercise of the warrants and the convertible preferred stock when the holder beneficially owns more than 4.99% of the issued and outstanding shares of the Issuer.  Since the reporting persons currently beneficially own more than 4.99% of the issued and outstanding shares of the Issuer, the warrants and the convertible preferred stock are not exercisable and consequently, the shares underlying them have not been included in the number of shares beneficially owned by the reporting persons.

(b)	Percent of class:

	Victory Park Capital Advisors, LLC	9.4%
	Victory Park Master Fund, Ltd.	9.4%
	Jacob Capital, L.L.C.	9.4%
	Richard Levy	9.4%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

	Victory Park Capital Advisors, LLC	0 shares
	Victory Park Master Fund, Ltd.	0 shares
	Jacob Capital, L.L.C.	0 shares
	Richard Levy	0 shares

(ii) Shared power to vote or to direct the vote

	Victory Park Capital Advisors, LLC	1,381,560 shares
	Victory Park Master Fund, Ltd.	1,381,560 shares
	Jacob Capital, L.L.C.	1,381,560 shares
	Richard Levy	1,381,560 shares

(iii) Sole power to dispose or direct the disposition of

	Victory Park Capital Advisors, LLC	0 shares
	Victory Park Master Fund, Ltd.	0 shares
	Jacob Capital, L.L.C.	0 shares
	Richard Levy	0 shares

(iv) Shared power to dispose or to direct the disposition of

	Victory Park Capital Advisors, LLC	1,381,560 shares
	Victory Park Master Fund, Ltd.	1,381,560 shares
	Jacob Capital, L.L.C.	1,381,560 shares
	Richard Levy	1,381,560 shares

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below each of Victory Park Capital Advisors, LLC, Victory Park Master
Fund, Ltd., Jacob Capital, L.L.C. and Richard Levy certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of Victory Park Capital Advisors, LLC, Victory Park Master Fund, Ltd., Jacob Capital, L.L.C. and Richard Levy certify that the information set forth in this statement is true, complete and correct.

Date:  October 1, 2007

VICTORY PARK CAPITAL ADVISORS, LLC

By:           Jacob Capital, L.L.C., its Manager

By: /s/ Richard Levy_________________
      Name:  Richard Levy
      Title:     Sole Member

VICTORY PARK MASTER FUND, LTD.

By: /s/ Richard Levy_________________
      Name:  Richard Levy
      Title:     Attorney-in-Fact

JACOB CAPITAL, L.L.C.

By: /s/ Richard Levy__________________
      Name:  Richard Levy
      Title:     Sole Member

/s/ Richard Levy___________________
Richard Levy

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Dirt Motor Sports, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 1st day of October, 2007.

                          VICTORY PARK CAPITAL ADVISORS, L.L.C.

                          By:  Jacob Capital , L.L.C., its Manager

                          By:       /s/ Richard Levy
                          Name:  Richard Levy
                          Title:    Sole Member

                          VICTORY PARK MASTER FUND, LTD.

                          By:       /s/ Richard Levy
                          Name:  Richard Levy
                          Title:    Attorney-in-Fact

                          JACOB CAPITAL, L.L.C.

                          By:       /s/ Richard Levy
                          Name:  Richard Levy
                          Title:    Sole Member

                          By:      /s/ Richard Levy
                              Richard Levy

Exhibit 2

POWER OF ATTORNEY
FOR CERTAIN FILINGS
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ronan Guilfoyle and Roger H. Hanson, each hereby make, constitute and appoint each of:

Richard Levy, and

Matthew Ray,

acting individually, as each of our agents and attorneys-in-fact, with full power of substitution, for the purpose of, from time to time, executing in either of our names and/or our capacities as directors of Victory Park Master Fund, Ltd. all documents, certificates, instruments, statements, other filings, and amendments to the forgoing (collectively, “documents”) determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F, and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing, and/or filing of the applicable document.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date: September 28, 2007

/s/ Ronan Guilfoyle
Ronan Guilfoyle,
as Director of Victory Park Master Fund, Ltd.

/s/ Roger H. Hanson
Roger H. Hanson,
as Director of Victory Park Master Fund, Ltd.